Biofrontera AG
Leverkusen

- ISIN: DE0006046113 / WKN: 604611 -

Invitation to the Extraordinary General Meeting

We hereby invite our shareholders to attend the Extraordinary General Meeting (“EGM”) of shareholders to be held on Thursday, 19 December 2019, at 3:00 pm CET in the “Lüttich / Ludwigshafen” Room of the Best Western Leoso Hotel Leverkusen, at Am Büchelter Hof 11, 51373 Leverkusen, Germany.

Notes:

1.	Deutsche Balaton AG and Deutsche Balaton Biotech AG, both based in Heidelberg, both shareholders of our company, have requested in a joint letter dated 17 October 2019 pursuant to Section 122 (1) of the German Stock Corporation Act (AktG) that a further EGM be convened with the following agenda items 1 and 2 (convening request). Biofrontera AG hereby directly complies with the request to convene the meeting as required by law.

2.	Biofrontera AG clarifies that the announcement of the agenda items 1 and 2 together with the proposed resolutions therein of Deutsche Balaton AG and of Deutsche Balaton Biotech AG are made solely to fulfil the obligations of Biofrontera AG under German stock corporation law to announce the request to convene a meeting of the shareholders. With this announcement, Biofrontera AG does not adopt the following contents of the request of Deutsche Balaton AG and of Deutsche Balaton Biotech AG for a meeting. This shall also apply insofar as the reasons for agenda items 1 and 2 provided by Deutsche Balaton AG and Deutsche Balaton Biotech AG are reproduced below.

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3.	In addition, Biofrontera AG draws attention to the fact that Deutsche Balaton AG and Deutsche Balaton Biotech AG have requested that, in addition to the following agenda items 1 and 2, an agenda item with the following title be added to the agenda: “Presentation of the expert opinions, statements and fairness opinions prepared by IVC Independent Valuation & Consulting AG Wirtschaftsprüfungsgesellschaft (“IVC”) with respect to the offers of Deutsche Balaton Biotech AG and Maruho Deutschland GmbH and their respective amendments, including the planning assumptions submitted by the Company to IVC as well as their assumptions and the documents utilized for the expert opinions, if these are not publicly available”. In any event, the request to convene the meeting was to be rejected as an abuse of rights with regard to this item on the agenda. Firstly, an EGM of Biofrontera AG was held on Wednesday, 15 May 2019. Deutsche Balaton AG had already requested the convening of this first extraordinary General Meeting in 2019 in accordance with Section 122 (1) AktG. Biofrontera AG had also complied with this request at that time. In fact, this prompted Biofrontera AG to hold an additional General Meeting shortly before the Ordinary Annual General Meeting (AGM) on 10 July 2019. The only item on the agenda that Deutsche Balaton AG asked to be dealt with at the EGM on 15 May 2019 was the discussion of the voluntary public purchase offer of Maruho Deutschland GmbH to the shareholders of Biofrontera AG. On 10 July 2019, the Ordinary AGM of Biofrontera AG was held as the second General Meeting in 2019. At the EGM on 15 May 2019 and at the Ordinary AGM on 10 July 2019, (i) the joint acquisition offer of DELPHI Unternehmensberatung AG and Deutsche Balaton Biotech AG and (ii) the acquisition offer of Maruho Deutschland AG were discussed in detail. The discussion included the opinions of the Management and Supervisory boards as well as fairness opinions of IVC Independent Valuation & Consulting AG Wirtschaftsprüfungsgesellschaft. Numerous questions from shareholders were answered comprehensively and satisfactorily. This applies in particular to a large number of questions posed by representatives of Deutsche Balaton AG or persons acting in concert with it at both General Meetings. No single shareholder complained in either of the two General Meetings that questions on this subject had not been answered adequately. It is therefore impossible to ascertain why another EGM is required to deal with this matter again, with a request to convene the General Meeting thereby in any case constituting an abuse of the law. Moreover, according to the clear statutory decision-making hierarchy the General Meeting cannot demand the submission of business documents of Biofrontera AG, although this is intended by Deutsche Balaton AG and Deutsche Balaton Biotech AG. One of the reasons for this is that the disclosure of business documents would always generate a risk of significant disadvantages for the business of Biofrontera AG, particularly from the competition perspective. Instead, the shareholders' valid need for information is protected by their right to ask questions at the General Meeting, of which the shareholders of Biofrontera AG availed themselves at the EGM on 15 May 2019 and at the Ordinary AGM on 10 July 2019, and of which they made extensive use, as described above.

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4.	Therefore, the request of Deutsche Balaton AG and Deutsche Balaton Biotech AG to convene the Annual General Meeting was to be met, if at all, with regard to the following agenda items 1 and 2.

5.	Under agenda item 3, a proposed resolution of the Management and Supervisory boards of Biofrontera AG is presented below, which contains a compromise proposal on the resolution proposal of Deutsche Balaton AG and Deutsche Balaton Biotech AG under agenda item 1.

Agenda

1.	Cancellation of the resolution relating to agenda item 6 of the Ordinary Annual General Meeting of 24 May 2017 (creation of Approved Capital in an amount of EUR 4,000,000 with the possibility to exclude shareholders' subscription rights), and creation of a new Approved Capital 2019, and an amendment to the Company bylaws

Deutsche Balaton AG and Deutsche Balaton Biotech AG propose that the following resolution be adopted:

a)	The authorization issued to the Management Board by the General Meeting of Shareholders of 24 May 2017 (agenda item 6 in this instance) to increase the Company's share capital by 23 May 2022, with Supervisory Board assent, by up to EUR 4,000,000 through the issuing once or on several occasions of up to 4,000,000 ordinary registered shares against cash capital contributions (Approved Capital II) and to thereby exclude shareholders' subscription rights in specific cases to be described in greater detail, shall be canceled.

b)	Under the precondition of an approving resolution in relation to a), the Management Board shall be authorized, with Supervisory Board assent, to increase the Company's share capital until 14 October 2024 once or on several occasions by a total of up to a nominal amount of EUR 4,000,000through issuing new ordinary registered shares in a nominal amount with an interest in the Company's share capital of EUR 1.00 each against cash capital contributions (Approved Capital 2019). The new shares shall be dividend-entitled from the start of the financial year in which they are issued. Shareholders are to be granted a subscription right. The new shares may also be underwritten by a bank designated by the Management Board or a company operating pursuant to Section 53 (1) Clause 1 or Section 53b (1) Clause 1 or (7) of the German Banking Act (KWG) (each an “issuing bank”) or a syndicate of issuing banks with the obligation to offer them to the shareholders for subscription (indirect subscription right). The underwriting bank may only offer the shares for subscription to shareholders of the Company in accordance with Section 53a AktG and in accordance with the following. Shares not subscribed for by the shareholders in accordance with Section 53a AktG in respect of subscription or additional subscription may not be underwritten or placed by the issuing bank. An exclusion of subscription rights shall be permissible only for fractional amounts. The Management Board shall be obligated to set up and organize stock market trading of the subscription rights, at least on the open market of a German stock exchange, over a period of at least ten trading days. The issue price for the new shares must be announced at the beginning of the subscription period. The issue price per new share must not exceed 80% of the volume-weighted average closing price of the Biofrontera share on the Frankfurt Stock Exchange Stock Exchange (XETRA) during the last five trading days prior to the day of the resolution of the Management Board on the utilization of Approved Capital, and not exceed a price of EUR 4.00 per share. Furthermore, the Management Board shall be obligated to ensure that for shareholders an additional subscription shall be possible when exercising their rights in accordance with their respective proportional shareholdings, and that, as part of the subscription and of the additional subscription, shares not subscribed for by shareholders are not issued to third parties. No backstop agreement may be concluded, including not with an issuing bank.

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The Supervisory Board shall be authorized to adapt the bylaws in accordance with the extent of the utilization of the approved capital.

Section 7 (3b) of the bylaws shall be reformulated in its entirety as follows:

“The Management Board shall be authorized, with Supervisory Board assent, to increase the Company's share capital until 14 October 2024 once or on several occasions by a total of up to a nominal amount of EUR 4,000,000 through issuing new ordinary registered shares in a nominal amount with an interest in the Company's share capital of EUR 1.00 each against cash capital contributions (Approved Capital 2019). The new shares shall be dividend-entitled from the start of the financial year in which they are issued. Shareholders are to be granted a subscription right. The new shares may also be underwritten by a bank designated by the Management Board or a company operating pursuant to Section 53 (1) Clause 1 or Section 53b (1) Clause 1 or (7) of the German Banking Act (KWG) (each an “issuing bank”) or a syndicate of issuing banks with the obligation to offer them to the shareholders for subscription (indirect subscription right). The underwriting bank may only offer the shares for subscription to shareholders of the Company in accordance with Section 53a AktG and in accordance with the following. Shares not subscribed for by the shareholders in accordance with Section 53a AktG in respect of subscription or additional subscription may not be underwritten or placed by the issuing bank. An exclusion of subscription rights shall be permissible only for fractional amounts. The Management Board shall be obligated to set up and organize stock market trading of the subscription rights, at least on the open market of a German stock exchange, over a period of at least ten trading days. The issue price for the new shares must be announced at the beginning of the subscription period. The issue price per new share must not exceed 80% of the volume-weighted average closing price of the Biofrontera share on the Frankfurt Stock Exchange Stock Exchange (XETRA) during the last five trading days prior to the day of the resolution of the Management Board on the utilization of Approved Capital 2019, and not exceed a price of EUR 4.00 per share. Furthermore, the Management Board shall be obligated to ensure that for shareholders an additional subscription shall be possible when exercising their rights in accordance with their respective proportional shareholdings, and that, as part of the subscription and of the additional subscription, shares not subscribed for by shareholders are not issued to third parties. No backstop agreement may be concluded, including not with an issuing bank.

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The Supervisory Board shall be authorized to adapt the bylaws in accordance with the extent of the utilization of the approved capital.”

Deutsche Balaton AG and Deutsche Balaton Biotech AG have provided the following reasons for their aforementioned proposed resolution to agenda item 1:

The General Meeting of Shareholders of 24 May 2017 authorized the Management Board, with Supervisory Board assent, to increase the Company's share capital by up to EUR 4.0 million and in doing so to exclude shareholders' subscription rights in cases to be defined in more detail by the resolution (Approved Capital II).

Deutsche Balaton AG has brought an action for annulment against this resolution. In this connection, the Higher Regional Court of Cologne has admitted the lawsuits of Deutsche Balaton AG and in this connection remonstrated with Biofrontera concerning having in the past infringed the principle of equal treatment deriving from German stock corporation law and shareholders' subscription rights. The ruling is not yet binding; at present, the decision of the German Federal Supreme Court (BGH) on the non-admission complaint appeal by Biofrontera in this case is awaited.

A ruling by the Federal Supreme Court on the matter – should the Federal Supreme Court allow the appeal at all – will probably only be made towards the end of 2020 or even in 2021. However, Approved Capital II with the option of excluding subscription rights can in any case be utilized only until 23 March 2022.

Biofrontera AG last reported on its business performance in its capital market announcement of 10 October 2019. Biofrontera announced that “this year's third-quarter revenue in the USA decreased by approximately 15% from the EUR 3.8 million it reported in 2018”. On 27 August 2019, CEO Prof. Dr. Lübbert was quoted as saying that the rate of revenue growth in the USA was 59%, so that Biofrontera would now be excellently positioned there with an expanded commercial portfolio comprising Ameluz® and Xepi®. He assumed that overall revenue growth of around 50% in the further course of 2019 would be at a similar level to the first half of the year. For the fourth quarter, Biofrontera – adjusted for the Cutanea acquisition – he still expected operating break-even would be reached.

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In light of the fact that the expected revenues, earnings and consequently liquidity might now occur as inflows with a time lag, the Company must be able to obtain fresh capital at short notice in order to bridge any liquidity gaps. This is not readily possible with an ordinary capital increase.

As of 30 June 2019, the Company still held around EUR 21.6 million in cash. However, if business continues to develop unsatisfactorily, it may become necessary to raise fresh funding at short notice. For this purpose, the Company must have the flexible opportunity to raise equity capital. Approved capital is the appropriate instrument for this purpose. Based on the shares' current market price, the proposed volume of 4 million shares is sufficient to ensure financing of at least another year to break-even.

Through its conduct in the past, the Management Board has demonstrated that it is capable of utilizing the various capital market instruments only in violation of the statutory principle of treating all shareholders equally. For this reason, the Management Board should in no instance have the possibility of a capital increase with exclusion of subscription rights, as further abuse is to be feared.

In order for the traded subscription right to have an appropriate value, a usual discount to the stock market price is required. The maximum issue price of EUR 4.00 per share corresponds to the issue price of the new shares placed on NASDAQ in February 2018.”

Opinion of Biofrontera AG:

Deutsche Balaton AG has already submitted two requests to supplement the agendas of the Ordinary AGMs of Biofrontera AG of 11 July 2018 and 10 July 2019 with resolutions that largely corresponded to the above proposed resolution under agenda item 1. This applies in particular to the intended cancellation of the resolution on agenda item 6 of the Ordinary AGM on 24 May 2017, the resolution adopted at that time on the addition of a new Section 7 (3b) of the Articles of Association to create Authorized Capital II.

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As is known, the resolution on agenda item 6 of the Ordinary AGM of 24 May 2017 is the subject of a non-appealable decision of the Higher Regional Court of Cologne (18 U 182/17) of 15 November 2018. The General Meetings of Biofrontera AG on 11 July 2018 and 10 July 2019 each rejected the corresponding proposed resolutions of Deutsche Balaton AG to repeal this resolution of 24 May 2017.

The redundancy of the present request suggests the conclusion that Deutsche Balaton AG desires to end the appeal proceedings initiated by Biofrontera AG at the Federal Supreme Court by passing a related resolution at the General Meeting in order to avoid a ruling of the Federal Supreme Court. As already in the two previous General Meetings, it appears the intention of Deutsche Balaton AG and now also of Deutsche Balaton Biotech AG (a wholly owned subsidiary of Deutsche Balaton AG) is to influence legal disputes pending between Deutsche Balaton AG and Biofrontera AG via resolutions of the General Meeting.

It appears that Deutsche Balaton AG and Deutsche Balaton Biotech AG are not concerned with securing the future funding of Biofrontera AG as a result of their request to convene the General Meeting, as they expressly propose the creation of new authorized capital only “subject to a consenting resolution” to repeal the resolution on agenda item 6 of the Ordinary AGM held on 24 May 2017. Legally, such new approved capital can be created in the amount of up to EUR 4,000,000 as proposed by Deutsche Balaton AG and Deutsche Balaton Biotech AG without further ado, without the need to cancel the resolution on item 6 of the agenda of the Ordinary AGM of 24 May 2017.

Already for the above reasons, namely that the General Meeting has already dealt twice with the essential parts of the proposed resolution under agenda item 1 by Deutsche Balaton AG, the Management Board of Biofrontera AG has considered rejecting the request to convene the General Meeting of Deutsche Balaton AG and Deutsche Balaton Biotech AG as also an abuse of law in this respect. However, a further legal dispute with Deutsche Balaton AG or Deutsche Balaton Biotech AG would have been expected as a consequence. This in turn would have consumed or tied up considerable funds and resources.

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The Management Board has therefore decided to convene the General Meeting on a second occasion in 2019 at the request of Deutsche Balaton AG, and thus for a third time in total.

Biofrontera AG currently sees no concrete necessity for a capital increase from authorized capital. Additionally, the possibility continues to exist until 27 August 2020 on the basis of the authorization issued by the General Meeting held on 28 August 2015 to cover any capital requirements through issuing profit-sharing certificates, bonds with options and convertible profit-sharing certificates, as well as bonds with options and/or convertible bonds.

Yet the Management and Supervisory boards have resolved to submit to the General Meeting by way of a constructive proposed solution its own proposal for the creation of a new approved capital under the following agenda item 3, which is oriented solely towards the future of the company. The proposal is not being submitted under the condition that the resolution relating to agenda item 6 of the Ordinary AGM of 24 May 2017 be cancelled. As a consequence, the resolutions of the shareholders' meetings of 11 July 2018 and 10 July 2019 to not cancel the resolutions of the shareholder meeting held on 24 May 2017 regarding agenda item 6 would remain if full effect. At the same time, this presents a solution for the requirement for the creation of approved capital as allegedly identified by Deutsche Balaton AG and Deutsche Balaton Biotech AG respectively.

To the extent that Deutsche Balaton AG and Deutsche Balaton Biotech AG, based on the non-appealable decision of the Cologne Higher Regional Court of 15 November 2018, express the assumption that the Management Board would not adequately implement an authorization to exclude subscription rights, it is permissible to draw attention to the fact that the Cologne Higher Regional Court did not accuse the Management Board of having violated shareholders' statutory subscription rights at any time at all. Instead, the ruling deals solely with the matter of the conclusion of so-called back-stop agreements” with shareholders. Under back-stop agreements, investors undertake to purchase new shares at certain conditions prior to a capital increase if the shareholders are not prepared to accept the new shares as part of their subscription rights. Back-stop agreements thus increase the probability of a successful placement of a rights issue. In the back-stop agreement at issue, a shareholder undertook to subscribe for a substantial portion of the new shares from the capital increase in October/November 2016, without any discount to the then-current market price. Without this back-stop agreement, the capital increase would have probably largely failed. At the time, Deutsche Balaton AG had no interest in securing the capital increase as a further back-stop investor.

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Irrespective of the fact that Biofrontera AG is taking action against the decision of the Higher Regional Court of Cologne at the Federal Supreme Court, the Management and Supervisory boards have taken into account the ruling of the Higher Regional Court of Cologne in the sense of a compromise proposal within the scope of the proposed resolution under agenda item 3, without acknowledging any legal obligation, and took up further elements of the proposed resolution under agenda item 1. On this basis they also hoped to obtain the consent of Deutsche Balaton AG and Deutsche Balaton Biotech AG regarding the proposed resolution under agenda item 3.

●	The Management and Supervisory boards therefore recommend that the proposed resolution of Deutsche Balaton AG and Deutsche Balaton Biotech AG on agenda item 1 be rejected, and that shareholders vote in favor of the Management and Supervisory boards' resolution proposed under agenda item 3.

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2.	Discussion of investor relations measures; if necessary, withdrawal of confidence

a)	Discussion

Deutsche Balaton AG and Deutsche Balaton Biotech AG propose to discuss the Company's investor relations measures, in particular the forecasts for the 2019 fiscal year, the management's recommendation to tender shares to the offer of Maruho Deutschland GmbH at EUR 7.20, the management's opinion that a financial consideration in the amount of EUR 8.00 per share is too low, revenue trends in the individual markets of the USA, Germany and Europe, revenue expectations for the fourth quarter of 2019 and the individual quarters of 2020, the concealment of the reasons for the reduced revenue forecasts for 2019 as well as the disclosure of the status of the research partnership with Maruho and all information in connection with planned or currently pending contracts with Maruho.

b)	Should the occasion arise: Withdrawal of confidence

aa)	Deutsche Balaton AG and Deutsche Balaton Biotech AG propose that the following resolution be adopted:

Confidence shall be withdrawn from Management Board member Prof. Dr. Lübbert.

bb)	Deutsche Balaton AG and Deutsche Balaton Biotech AG propose that the following resolution be adopted:

Confidence shall be withdrawn from Management Board member Thomas Schaffer.

cc)	Deutsche Balaton AG and Deutsche Balaton Biotech AG propose that the following resolution be adopted:

Confidence shall be withdrawn from Management Board member Christoph Dünwald.

Deutsche Balaton AG reserves the right, depending on the discussion of 3 a), to waive the voting on b) and to propose to the General Meeting to remove item 3 b) from the agenda.

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Deutsche Balaton AG and Deutsche Balaton Biotech AG have provided the following reasons for agenda item 2:

“The communication between management and shareholders and the capital market is disastrous and accompanied by many ambiguities. On 27 August 2019, the Company's Management Board informed the capital market that it was “continuing on its successful growth track”. Furthermore, the aforementioned capital market announcement stated that growth drivers were once again the US market in particular, as well as the German market, where revenues had risen by 82% compared with the same period of the previous year. It was stated that revenue growth in the USA would amount to 59%. In its capital market announcement of 27 August 2019, the Company drew attention to a slight slowdown in revenue growth in the USA, but also described it as “still dynamic”. Not even two months later, the Management Board stated in a capital market announcement dated 10 October 2019 that revenue in the USA had only grown by approximately 25% compared to the previous 9-month period, and that revenue in the USA in the third quarter represented a year-on-year decrease of around 15% compared with the EUR 3.8 million it reported in 2018. These contradictory communications must form the subject of discussion.

The management was of the opinion that an offer price of EUR 7.20 per share was not appropriate, but recommended tendering to the offer of Maruho Deutschland GmbH, which in itself is contradictory. Although the management was of the opinion that EUR 7.20 was an insufficient price per share of the Company, the members of the Management Board submitted all their shares to the offer at a price of EUR 7.20. The General Meeting must also discuss this contradiction, including the fact that the share price has decreased by more than 30% since the disappointing capital market announcements made shortly after the termination of the offer and the tendering of the Management Board members' shares to the Maruho offer.

We also refer to the reasons given for our corresponding motions to the General Meeting on 10 July 2019.

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If the votes on 3 b) are held and a significant proportion of the shareholders, even if only a minority, refuse to place their trust in the Management Board, the Supervisory Board should take this opportunity not to prematurely extend the term of office of the Management Board members, but rather to wait until the second quarter of 2020 to see how business develops.”

Opinion of Biofrontera AG:

It should again be noted that both the EGM on 15 May 2019 and the Ordinary AGM on 10 July 2019 comprehensively discussed the joint acquisition offer of DELPHI Unternehmensberatung AG and Deutsche Balaton Biotech AG as well as the acquisition offer of Maruho Deutschland AG, including the statements of the Management and Supervisory boards together with fairness opinions of IVC Independent Valuation & Consulting AG Wirtschaftsprüfungsgesellschaft. Questions from shareholders were answered comprehensively. The Management Board members' publicly announced intention to accept the offer of Maruho Deutschland GmbH at a price of EUR 7.20 per share was also discussed in detail. Given this, the Management Board is of the opinion as aforementioned that a request to convene an EGM to discuss these issues again would constitute an abuse of the law, as already discussed before.

The General Meeting on 10 July 2019 also approved the Management Board members' actions. A motion by Deutsche Balaton AG, which was put on the agenda by way of a supplementary motion, to withdraw confidence from Mr. Thomas Schaffer at the General Meeting on 10 July 2019, failed to attract a majority. In this respect, the request of Deutsche Balaton AG and Deutsche Balaton Biotech AG under agenda item 2 appears at least questionable.

As far as the discussion of investor relations since 10 July 2019 as requested under agenda item 2 is concerned, the Management Board will address shareholders' questions. The reproaches made by Deutsche Balaton AG and Deutsche Balaton Biotech AG in their above statement of reasons have already been briefly discussed here:

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The criticism is raised that the Company's Management Board informed the capital market in news release on 27 August 2019 that it was “continuing on its successful growth track”. It is stated that, not even two months later, the Management Board announced in a capital market announcement dated 10 October 2019 that revenues in the USA had only grown by approximately 25% compared to the previous 9-month period, and that revenues in the USA in the third quarter had declined by approximately 15% year-on-year in comparison with the EUR 3.8 million it generated in 2018”. It is noted that these alleged contradictory communications are to be the subject of discussion.

The news release of 27 August 2019 questioned by Deutsche Balaton AG and Deutsche Balaton Biotech AG is apparently the press release by Biofrontera AG for the publication of the half-year financial report as of 30 June 2019. Both the press release and the half-year financial report therefore also describe developments in the first half of 2019. Insofar as the statements addressed by Deutsche Balaton AG and Deutsche Balaton Biotech AG include that revenues in the German market had increased by 82% and in the USA by 59% compared to the same period of the previous year, this statement was correct and expressly referred to the reporting period from 1 January 2019 to 30 June 2019.

Neither the press release nor the half-year financial report contain any statement that these increases continued until 27 August 2019. On the contrary: It was announced that annual revenues of between EUR 32 million and EUR 35 million were expected, below the previous forecast of between EUR 35 million and EUR 40 million. The particular importance of the fourth quarter of 2019 for business performance was also highlighted, especially in light of the expected break-even in the fourth quarter. The Management Board did not diverge from this expectation for 2019 as a whole in its publication of 10 October 2019, when the preliminary and unaudited sales figures for the first nine months were announced. Instead, it was once again pointed out that the Company continues to regard the fourth quarter as the main sales driver for its business growth in all markets. Furthermore, the sales figures stated by Deutsche Balaton AG and Deutsche Balaton Biotech AG, which were published as preliminary and unaudited sales figures on October 10, 2019, were not yet known at the time of publication of the half-year financial report on August 27, 2019.

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In the opinion of Biofrontera AG, the alleged contradiction between the two publications fails to exist as a consequence.

●	The Management and Supervisory boards therefore recommend that the proposed resolution of Deutsche Balaton AG and Deutsche Balaton Biotech AG on agenda item 2 to withdraw confidence from the members of the Management Board be rejected.

3.	Resolution concerning adding a new Section 7 (3a) to the Company’s bylaws (Approved Capital I with the possibility to exclude subscription rights only for fractional amounts)

The Management and Supervisory boards propose amending the bylaws and for this purpose adding the following (3a) in Section 7 of the bylaws:

“(3a) The Management Board shall be authorized until 1 November 2024, with Supervisory Board approval, to increase the Company’s share capital by up to EUR 4,000,000 through the issuing, either once or on several occasions, of up to 4,000,000 ordinary registered shares against cash capital contributions (Approved Capital I). The new shares are to be offered to the shareholders for subscription. Subscription rights can also be indirectly granted to the shareholders pursuant to Section 186 (5) AktG. The Management Board shall be authorized, with Supervisory Board consent, to exclude shareholders’ subscription rights for fractional amounts.

If the fixed subscription price falls below the volume-weighted average price, which is calculated on the basis of the closing prices of the Biofrontera AG share on the Frankfurt Stock Exchange on the electronic trading platform XETRA (or its successor system) during the last five trading days prior to the date of announcement of the subscription price in the Bundesanzeiger (German Federal Gazette) (“average price”) by more than 5%, the Management Board shall be obligated to arrange for the subscription rights to be traded on the stock exchange as far as possible, at least on the open market of a German stock exchange. In this case, the Management Board is also obligated to ensure that holders of subscription rights who have exercised their subscription rights (“beneficiaries”) are offered a further subscription (“additional subscription”) of such new shares that were not acquired in the course of the exercise of subscription rights (“unsubscribed shares”). Each beneficiary shall be offered an additional subscription of unsubscribed shares to the extent corresponding to his share of the total subscription rights exercised.

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The subscription price may not exceed the average price.

If backstop agreements are concluded with shareholders, Section 53a AktG must be observed in such a way that the arrangement of the backstop agreement is offered to all shareholders on the same terms, or a tender procedure takes place. The Management Board shall be authorized, with Supervisory Board consent, to determine the further contents of the share rights and the terms of the share issue.

The Supervisory Board shall be authorized to adapt the wording of Section 7 of the bylaws after the whole or partial implementation of the increase in the share capital in accordance with the respective utilization of Approved Capital I, and, if Approved Capital I has not been utilized, or has not been fully utilized, by 1 November 2024, to adapt it after the expiry of the authorization period.”

Report of the Management Board pursuant to Section 203 (2) Clause 2 in conjunction with Section 186 (4) Clause 2 AktG on the resolution on the creation of new approved capital together with authorization to exclude subscription rights under agenda item 3:

The Management and Supervisory boards propose to the General Meeting on 19 December 2019 under agenda item 3 the creation of new approved capital, namely new Approved Capital I in the amount of EUR 4,000,000. This EUR 4,000,000 is less than 10% of the current share capital.

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Compared to the structure of the approved capital proposed by Deutsche Balaton AG and Deutsche Balaton Biotech AG under agenda item 1, modifications have been made in the proposed resolution of the Management and Supervisory boards in the interest of Biofrontera AG and its shareholders.

Firstly, the rigid fixing of the subscription price proposed under agenda item 1 by Deutsche Balaton AG and Deutsche Balaton Biotech AG at a maximum of 80% of the volume-weighted average price, albeit not exceeding EUR 4.00 per share lies neither in the interests of Biofrontera AG nor in the interests of its shareholders.

The closing price of the Biofrontera AG share in XETRA trading on the Frankfurt Stock Exchange on 6 November 2019 was EUR 5.34. The maximum amount for new shares of EUR 4.00 proposed by Deutsche Balaton AG and Deutsche Balaton Biotech AG is therefore already in clear contradiction to the reasons given above for their proposed resolution under agenda item 1. The reason stated there is: “On the basis of the current stock exchange price of the shares, the proposed volume of 4 million shares is sufficient to ensure a financing of at least another year up to break-even”. According to the proposed resolution under agenda item 1, an issue at the current market price would currently not be possible at all.

Additionally, the authorization to issue new shares from approved capital is to be granted for approximately five years. Given this alone, setting a maximum price at all in an approved capital is out of the question because the risk would exist that in future shares would have to be issued not only at a usual discount to the stock market price, but also far below it. Shareholders may subsequently be forced to acquire new shares if they were not to be significantly diluted economically. Although the proposed resolution of Deutsche Balaton AG and Deutsche Balaton Biotech AG provides under agenda item 1 that subscription rights trading shall take place, even in the case of subscription rights trading no guarantee exists that shareholders could actually fully realize the intrinsic value of their subscription rights when selling them. If, in such a case, they failed to exercise their subscription rights due to a lack of adequate opportunities to realize a sale, other shareholders, e.g. Deutsche Balaton AG and Deutsche Balaton Biotech AG, could acquire new shares at far below market prices at the expense of the non-subscribing shareholders via the additional subscription proposed by them.

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The proposed resolution by the Management and Supervisory Boards under agenda item 3 therefore fails to stipulate a maximum amount of the subscription price, except that provision is made whereby the subscription price will not exceed the current market price. As a consequence, it is made clear that the subscription right, as always in the past, is not affected by the fact that its exercise makes economically no sense due to a subscription price above the stock market price.

Insofar as the Management Board is to be further obligated in accordance with the proposed resolution of Deutsche Balaton AG and Deutsche Balaton Biotech AG under agenda item 1) to ensure that shares which were not acquired from shareholders, despite the subscription offer, and the offer for additional subscription, cannot also be issued to third parties, this is also potentially disadvantageous for Biofrontera AG. This is because if shareholders are not prepared to make funds available to the Company even if a subscription right and an additional subscription are granted, it is not comprehensible why a placement with third parties should not then take place. Otherwise, major shareholders, in particular, such as Deutsche Balaton AG and Deutsche Balaton Biotech AG, would come into a position of pressure in relation to Biofrontera AG to let a capital measure fail despite subscription interest from third parties. In this way, individual shareholders of Biofrontera AG could virtually dictate the subscription price to their advantage.

Biofrontera AG is therefore convinced that the subscription price should be set close to the market, taking into account the specific capital market conditions, because this is the only way to achieve the maximum issue proceeds for Biofrontera AG.

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Deutsche Balaton AG and Deutsche Balaton Biotech AG also propose under agenda item 1 that subscription rights trading must take place. The reason given for this is that, under agenda item 1, a high intrinsic value of the subscription right is always to be expected - in the case of Biofrontera AG due to the obviously disadvantageous determination of a maximum amount of EUR 4.00 per share for the subscription price. If, on the other hand, the Management and Supervisory boards’ proposal is followed, and no specification is made in relation to a maximum subscription price significantly below the market price for new shares, a high intrinsic value of the subscription right is not automatically assumed.

However, in order to find a compromise that makes sense in this context, the proposed resolution under agenda item 3 provides that the Management Board shall be obligated to arrange for the subscription rights to be traded on the stock exchange as far as possible, if the subscription price fixed is more than 5% lower than the volume-weighted average price, which is calculated on the basis of the closing prices of Biofrontera AG shares on the Frankfurt Stock Exchange traded on XETRA (or its successor system) during the last five trading days prior to the date of announcement of the subscription price in the Federal Gazette (“average price”). Taking into account the expected subscription ratio and possible transaction costs, a relevant value of the subscription right should only be expected in these cases, so that mandatory trading only appears appropriate in such cases. In all other cases, of course, trading can still take place.

Only in the case that the subscription price falls below the average price by more than 5% will an additional subscription be mandatory under the proposed resolution under agenda item 3. According to the provisions of the resolution proposal, new shares that are not subscribed to within the scope of the subscription right would first be offered to those who have exercised subscription rights. According to the proposed resolution, each entitled person would be entitled to a subscription right under Agenda item 3 to offer an additional subscription for unsubscribed shares to the extent that this corresponds to its share of the total subscription rights exercised. If, for example, 500 of the 1,000 new shares offered were to be subscribed for as part of the exercise of subscription rights, a shareholder who subscribed for 100 shares as part of the subscription right could acquire up to 100 new shares as part of the additional subscription.

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In the event that the subscription price does not fall below the average price by more than 5%, the proposed resolution under agenda item 3 does not require an additional subscription to be offered.

This is because at a lower discount, shareholders also have the opportunity, including in light of the volume of Authorized Capital I being less than 10% of the share capital, of covering any additional subscription requests at reasonable terms via the stock exchange. Conversely, Biofrontera AG would thus be better able to win new investors for Biofrontera AG in such a case, which would be in the interest of Biofrontera AG and the existing shareholders.

According to the proposed resolution under agenda item 3, new shares from Authorized Capital I must therefore always be offered to the shareholders for subscription. Subscription rights can also be indirectly granted to the shareholders pursuant to Section 186 (5) AktG. The Management Board shall be authorized only to exclude fractional amounts from the shareholders’ subscription right. The authorization to exclude subscription rights for fractional amounts simplifies the handling of the capital increase by facilitating the creation of a technically feasible subscription ratio. The new shares excluded from shareholders’ subscription rights as free fractions will be sold either on the stock exchange or in any other manner in the best possible manner for the Company. A possible dilution effect is small due to the limitation to fractional amounts. In addition, all shareholders as a matter of principle have the opportunity to acquire on the stock exchange at market conditions the shares required in order to maintain their shareholdings.

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Supplementary information on the Management Board’s report on agenda item 3

In the event that the authorization requested under agenda item 3 were to be granted and become effective, the Company’s reserve capitals would change as described below.

Conditional Capital I

Pursuant to Section 7 (2) of the bylaws, Conditional Capital I continues to exist in an amount of EUR 3,998,014, which was created by resolution of the General Meeting of 28 August 2015 in a scope of up to EUR 6,434,646. The reduction of the amount in the bylaws reflects the exercising of conversion rights, whereby the issue of the new shares has already been entered in the commercial register to reflect the amount of the difference.

As a consequence, a total of 3,998,014 new shares can still be issued from Conditional Capital I. In this context, conversion rights, from which up to 427,642 new shares can arise, exist from already issued convertible bonds.

An exclusion of subscription rights is possible here for fractional amounts in order to grant the holders of option and/or conversion rights or the holders of financial instruments of the Company with option and/or conversion obligations a subscription right to the extent to which they would be entitled after exercising the option or conversion rights or after fulfilling the option or conversion obligations and insofar as financial instruments are issued against non-cash capital contributions and the value of the non-cash capital contribution is not unreasonably low in comparison with the theoretical market value of the financial instruments determined in accordance with recognized principles of financial mathematics.

Conditional Capital III

Conditional Capital III pursuant to Section 7 (6) of the bylaws exists in an amount of EUR 249,050. Conditional Capital IIII serves to secure options issued as part of the 2010 Share Option Program and which have not yet expired. As the 2010 Share Option Program expired on 1 July 2015, no further options can be granted on its basis.

At present, 24,500 options are still outstanding, which were granted as part of the 2010 Share Option Program, from each of which, pursuant to the option terms, one new share of Biofrontera AG can be subscribed for.

The shareholders have no subscription right to the shares from Conditional Capital III.

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Conditional Capital V

Conditional Capital V pursuant to Section 7 (8) of the bylaws exists in an amount of EUR 1,814,984. Conditional Capital V exists to secure options granted as part of the 2015 Share Option Program which will be issued until 27 August 2020 pursuant to the more detailed terms of the management’s proposed resolution relating to agenda item 7 of the General Meeting of 28 August 2015. At present, 1,514,985 options are still outstanding, which were granted as part of the 2015 Share Option Program, from each of which, pursuant to the option terms, one new share of Biofrontera AG can be subscribed for.

The shareholders have no subscription right to the shares from Conditional Capital III.

Authorized Capital I

In addition, on acceptance of the proposed resolution under agenda item 3, the new Authorized Capital I would exist in the amount of EUR 4,000,000, which provides for an exclusion of subscription rights only for fractional amounts.

Authorized Capital II

The Shareholders’ General Meeting of 24 May 2017 authorized the Management Board until 23 May 2022, with Supervisory Board approval, to increase the Company’s share capital by up to EUR 4,000,000 through the issuing, either once or on several occasions, of up to 4,000,000 ordinary registered shares against cash capital contributions (Approved Capital II). Subscription rights may be excluded for fractional amounts. Provision is also made for a simplified exclusion of subscription rights pursuant to Section 186 (3) Clause 4 AktG.

An action for rescission has been filed against the resolution; the authorization has not yet become effective due to it not having been entered in the commercial register. The case is pending before the Federal Supreme Court.

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If this authorization were to take effect, further approved capital of EUR 4,000,000 would exist. The right to purchase these shares could be excluded pursuant to section 186 (3) Clause 4 AktG.

Overall, on acceptance of the proposed resolution under agenda item 3, with the exception of fractional amounts and share option programs, subscription rights for shares amounting to less than 20% of the current share capital could thereby be excluded if the authorization granted on 24 May 2017 also took effect.

END OF THE AGENDA

Preconditions for participation at the General Meeting and exercising voting rights

Pursuant to Section 20 (2) of the Company’s bylaws, only those shareholders are entitled to participate in the General Meeting and to exercise their voting rights that are registered with the Company at least six days before the General Meeting (the date of receipt and the date of the General Meeting are not included in this calculation), in other words, by Thursday, 12 December 2019, 24:00 hours (Central European Time), and are entered in the share register on the General Meeting date. Pursuant to Section 20 (2) of the bylaws, the Management Board can determine the specific details of the form of registration in the convening document. The Management Board utilizes this authorization in such manner that it determines that registration can occur either in written (Section 126 of the German Civil Code [BGB]) or in textual form (Section 126b BGB).

The registration can be submitted to the Company in either German or English at the address below by letter, fax or email:

Biofrontera AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

or on fax number +49 (0) 89-210 27 288 or

at the e-mail address namensaktien@linkmarketservices.de

Forms that can be used for registration are attached to the invitation documents that are sent by post to the shareholders. The registration may also be submitted electronically using the form provided by the Company under the following online services:

The registration may also be submitted electronically using the form provided by the Company under

www.biofrontera.com “Investors/Annual General Meeting”.

Information on the use of the online service will be sent to shareholders together with the invitation letter to the Annual General Meeting.

As far as the Company is concerned, pursuant to Section 67 (2) Clause 1 AktG, only those parties shall be deemed to be shareholders that are registered as shareholders in the share register. Accordingly, the entry status of the share register on the General Meeting date shall comprise the determining factor for the right to participate as well as to establish the number voting rights attributable to parties entitled to participate in the General Meeting.

For technical reasons relating to the related processing, no transfers of share ownership will be applied to the share register in the period from 13 December 2019 to 19 December 2019 (in each case inclusive). For this reason, the entry status of the share register on the General Meeting date shall correspond to the status after the last transfer of share ownership on Thursday, 12 December 2019.

Trading in the shares shall not be blocked by a registration for the General Meeting. In consequence, following registration, shareholders will continue to be able to dispose freely of their shares. Since, however, as far as the Company is concerned, only those shareholders are deemed to be registered as shareholders that are entered in the share register on the General Meeting date (see above), disposal can have effects on a shareholder’s entitlement to participate in the General Meeting.

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Banks and other persons or associations equivalent to these pursuant to Section 135 (8) or Section 135 (10) in combination with Section 125 (5) can exercise the voting rights of shares that do not belong to them – but as whose owners they are entered in the share register – exclusively on the basis of an authorization. Details relating to such authorizations are set out in Section 135 AktG.

Holders of American Depositary Shares (ADSs) will receive relevant documents from the Bank of New York Mellon (Depositary).

Proxy voting

Voting rights can be exercised by a proxy, including by a bank or a shareholder association. The issuing of proxy authorizations is permitted both before and during the General Meeting. Proxy authorization statements can be issued either to the party being authorized or to the Company. In particular, shareholders can state when registering that they will not participate personally in the General Meeting but will instead participate through a given proxy. If the shareholder authorizes more than one individual, the Company is entitled to reject one or several such individuals. In the case of proxy representation, too, registration by the deadline and entry in the share register is required according to the aforementioned provisions in the section “Preconditions for General Meeting participation and exercising voting rights”.

Proxy authorizations that do not fall within the scope of Section 135 AktG

For the form of proxy authorizations that are not granted to banks or to persons or associations (in particular shareholders’ associations) equivalent to banks pursuant to Section 135 (8) or pursuant to Section 135 (10) in conjunction with Section 125 (5) AktG, but to third parties, pursuant to Section 23 of the bylaws, shall apply: The proxy authorization may in any case be granted in writing or by fax; the bylaws do not restrict any other legal forms for granting proxy authorization, revoking it or proving the proxy authorization to the Company. For this reason, the issuing of the proxy authorization, its revocation and the proof of the authorization in relation to the Company can also be issued in a textual form pursuant to Section 134 (3) AktG.

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Shareholders who wish to authorize a proxy representative are requested to utilize the form, which they receive after registering, or to utilize the form provided on the Company’s website at www.biofrontera.com in the “Investors / Annual General Meeting” section. It is also possible, however, for shareholders to issue proxy authorizations in another manner as long as the textual form is complied with. No obligation exists to utilize the forms provided by the Company.

The following address is available for the statement of the issuing of a proxy authorization to the Company, its revocation and the conveying of the proof of a stated authorization or its revocation:

Biofrontera AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

or on fax number +49 (0) 89-210 27 288 or

at the e-mail address namensaktien@linkmarketservices.de

On the General Meeting day, the evidence of the authorization can also be submitted at the entry and exit controls to the General Meeting. An authorization that has been issued can also be revoked there.

Authorization and instructions to the Company proxy

We offer our shareholders the opportunity to authorize a voting rights representative nominated by the Company to exercise voting rights, who shall be bound to vote in accordance with instructions (Company proxy). In the case of proxy representation, too, registration by the deadline and entry in the share register is required according to the aforementioned provisions in the section “Preconditions for General Meeting participation and exercising voting rights”. Shareholders authorizing the Company proxies must issue instructions for the exercising of voting rights. The Company proxies are unable to exercise voting rights without corresponding instructions.

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Apart from issuing a proxy authorization during the General Meeting by utilizing the proxy authorization form issued at the General Meeting, the authorization and instruction form sent together with the invitation document or available on the Company’s website at www.biofrontera.com in the “Investors / Annual General Meeting” area can be utilized for the proxy authorization, and subject to the issuing of express related instructions. The issuing of the authorization, its revocation and proof of proxy authorization to the Company shall require textual form.

To the extent that authorizations are not issued during the General Meeting, shareholders that wish to authorize the Company proxy are required to send the authorizations along with instructions with receipt at the latest by Wednesday, 18 December 2019, 24:00 hours (Central European Time) by post, fax or email to the following address:

Biofrontera AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

or on fax number +49 (0) 89-210 27 288 or

at the e-mail address namensaktien@linkmarketservices.de

In addition, the authorization of the proxies by issuing express instructions can also be done electronically by Wednesday, December 18, 2019, 24:00 hours at the latest, using the proxy form provided by the Company at

www.biofrontera.com “Investors/Annual General Meeting”.

Information on the use of the online service will be sent to shareholders together with the invitation letter to the Annual General Meeting

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The aforementioned information relating to the possibilities to send forms and instructions as well as in relation to the deadlines to be complied with shall apply correspondingly for a revocation of an authorization of a Company proxy. If shareholders have already authorized the Company proxy, but wish to attend the General Meeting themselves, or participate by means of a representative other than the proxy and represent the respective shares, this shall be possible by attending the General Meeting. In the case of personal registration by the shareholder or their other representative at the entry control, the proxies cannot utilize an authorization that has been issued to them, including without its correct formal revocation.

Authorizations of banks or persons or individuals equivalent to banks pursuant to Section 135 (8) or Section 135 (10) in combination with Section 125 (5) AktG

If banks or persons or associations (especially shareholder associations) equivalent to these pursuant to Section 135 (8) or Section 135 (10) in combination with Section 125 (5) AktG are authorized, these are required to provide evidence of such authorization (Section 135 AktG). We recommend that our shareholders coordinate with the aforementioned concerning the form of authorizations. We draw attention to the fact that proper registration is also required in this case.

Online Services

Proxies and their revocation as well as instructions to the Company’s proxies and changes to instructions can also be issued electronically using the online service provided by the Company under the following link:

Information on the use of the online service will be sent to the shareholders together with the invitation letter to the Annual General Meeting.

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Shareholders’ rights to demand an addition to the agenda (Section 122 (2) AktG)

Pursuant to Section 122 (2) AktG, shareholders whose shares together reach the twentieth part of the share capital or the proportional amount of EUR 500,000 can demand that items be placed on the General Meeting agenda and be announced. Such requests are to be addressed in writing (Section 126 of the German Civil Code [BGB]) to the Management Board. A reason or proposed resolution must be included with each new agenda item. Shareholders’ requests for additions to the agenda are to be sent to the following address: Biofrontera AG, The Management Board, Hemmelrather Weg 201, 51377 Leverkusen.

The request must be received by the Company at least 30 days before the General Meeting; the date of receipt and the General Meeting date are not to be included in this calculation. The last possible receipt for a request for an addition to the agenda shall be Monday, 18 November 2019, 24:00 hours (Central European Time).

Applicants are required to provide evidence that they have been holders of the shares for at least 90 days before the date of the receipt of the request, and that they hold the shares until the decision concerning the application. Certain attribution possibilities exist pursuant to Section 70 AktG, to which reference is hereby made.

Shareholders’ rights to announce motions and election proposals (Sections 126 (1) 127 AktG)

All shareholders are entitled to present motions and election proposals relating to agenda items as well as to the rules of procedure in the General Meeting, without the need for an announcement, publication or other action prior to the General Meeting. In particular, motions can be submitted on individual agenda items (countermotions) or proposals can be made for the election of Supervisory Board members or auditors (election proposals) if the agenda provides for corresponding elections.

Countermotions and election proposals that are to be made available on the Company’s website prior to the General Meeting pursuant to Sections 126, 127 AktG must be received at the following address by Wednesday, 04 December 2019, 24:00 hours (CET):

Biofrontera AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

or on fax number +49 (0) 89-210 27 298 or

at the e-mail address antraege@linkmarketservices.de

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Only countermotions and election proposals received in due time at the aforementioned address, including the name of the shareholder and any justification to be made available, will be made available immediately on the Company’s website at www.biofrontera.com in the “Investors / Annual General Meeting” section, to the extent that the legal requirements pursuant to Sections 126, 127 AktG are also otherwise met. Any comments by the management will also be made available at the aforementioned Internet address. It should be noted that countermotions and election proposals, even if they have been submitted to the Company in good time in advance, will only be put to the vote if they are submitted orally during the General Meeting.

Shareholders’ rights at the General Meeting (Section 131 (1) AktG)

All shareholders are entitled to demand at the General Meeting that the Management Board provide information about the Company’s affairs, to the extent that such information is required for the objective assessment of the agenda item and no right exists to refuse to provide such information. Such right to information shall also extend to the Company’s legal and business relationships to an affiliated company, the position of the Group and of the companies included in the consolidated financial statements. In the instances specified in Section 131 (3) AktG, the Management Board is entitled to refuse to provide information.

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Total number of shares and voting rights on the General Meeting convening date

Of a total of 44,849,365 ordinary shares in issue as of the date of convening this General Meeting, 44,849,365 ordinary shares are entitled to participate and vote at the General Meeting. Each share grants its holder one vote. The Company holds no treasury shares as of the General Meeting convening date.

Viewing documents / Publications on the Company’s website / Further information about shareholders’ rights

From the convening of the General Meeting, the following documents will be available for viewing by shareholders at the Company’s business premises, Hemmelrather Weg 201, 51377 Leverkusen, during normal business hours, and a copy will be immediately sent free of charge to all shareholders on request. Furthermore, the documents are also published on the Company’s website at www.biofrontera.com within the “Investors / Annual General Meeting” area:

●	Report of the Management Board pursuant to Section 203 (2) Clause 2 in conjunction with Section 186 (4) Clause 2 AktG on the resolution on the creation of new approved capital together with authorization to exclude subscription rights under agenda item 3:

Immediately after the convening, the disclosures will also be made accessible pursuant to Section 124a AktG via the Company’s website at www.biofrontera.com within the “Investors / Annual General Meeting” area. From the convening of the General Meeting on, further information about shareholders’ rights pursuant to Section 122 (2) Section 126 (1), Section 127 and Section 131 (1) AktG will also be made available there.

Leverkusen, November 2019

The Management Board

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